FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July, 2006

Commission File Number: 001-09531

Telefonica, S.A.

(Translation of registrant's name into English)

Gran Via, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefonica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica accepts Yell's bid for 100% of TPI	4

PRESS RELEASE

04/07/2006

The Company accepts Yell's bid for 100% of TPI

THIS DEAL WILL GROSS TELEFONICA 1.838 BILLION EUROS

The Company owns 216,269,764 shares of Telefonica Publicidad e Informacion, 59.905% of its share capital

  The bid, targeted at 100% of TPI shareholders, is € 8.50 for every share of Telefonica Publicidad e Informacion
  This valuation represents a premium of over 18% above TPI's weighted average share price in the three months prior to the bid announcement

Madrid, 4 July 2006. - The timeframe provided for in law for presenting counterbids has elapsed and the Board of Directors of TPI issued its report in favour of the transaction on Tuesday, 27 June so that Telefonica S.A. can today accept the Public Tender Offer launched by Yell Group Plc for TPI, tendering its 216,269,764 TPI shares.

As owner of 216,269,764 TPI shares, equivalent to 59.905% of the company's share capital, the transaction will gross Telefonica 1.838 billion euros and net capital gains of 1.577 billion euros.

By accepting the Public Tender Offer, Telefonica is complying with its commitment to accept Yell's bid, made in an agreement signed on 28 April, pursuant to which the Company, in its capacity as controlling shareholder of TPI, is transferring all its shares to Yell.

As agreed by Telefonica, which owns shares equivalent to the minimum acceptance percentage required by Yell, the bid is being offered on 100% of TPI's outstanding share capital. This is a total of 361,022,184 shares at a par value of 5 euro cent each (€ 0.05). The bid is therefore fair, offering the same conditions to all shareholders wishing to sell their stake in TPI.

According to the terms of the Offer, shareholders electing to accept the bid will receive € 8.50 for every TPI share tendered, valuing the company at over 3 billion euros. This valuation represents a premium of 18.38% over TPI's average share price, weighted by volume, in the three months before the bid was announced (28/02/2006).

TPI, which ended 2005 with net earnings of 126.9 million euros, held its Ordinary Shareholders'Meeting on 8 April, in which a gross dividend per share of € 0.40 was approved. The dividend was paid on 5 May.

Next steps

The acceptance period for the bid launched by Yell began on 23 June and will end on 24 July. After this period has elapsed, the Spanish securities regulator, the CNMV, will be informed of the number of shares that have been tendered in the bid. Subsequently, the CNMV will announce the results of the transaction and will make the corresponding payments at the end of July or beginning of August.

As we have already disclosed, Telefonica's decision to dispose of TPI is part of a larger sector trend. In the last four years, European directories businesses have been spun out from the large telecommunications companies.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefonica, S.A.
Date:	July 4th, 2006	By:	/s/ Ramiro Sanchez de Lerin Garcia- Ovies
			Name:	Ramiro Sanchez de Lerin Garcia- Ovies
			Title:	General Secretary and Secretary to the Board of Directors